                                                      Filed by Concord EFS, Inc.
                                             Subject Company - Concord EFS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                  and Deemed Filed Pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934
                                                   Commission File No. 001-31527

A telephonic and webcast replay of the following conference call is being made available beginning April 3, 2003 and continuing through 5:00 p.m. on April 9, 2003.

This communication is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS, Inc., and First Data Corporation and Concord EFS, Inc. will be filing with the Securities and Exchange Commission a joint proxy statement/prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord EFS, Inc. with a subsidiary of First Data Corporation. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by First Data Corporation will be available free of charge from First Data Investor Relations, 6200 S. Quebec St., Suite 340, Greenwood Village, CO, 80111. Documents filed with the SEC by Concord EFS, Inc. will be available free of charge from Concord Investor Relations, 2525 Horizon Lake Drive, Suite 120, Memphis, TN, 38133.

First Data Corporation and Concord EFS, Inc., and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of First Data Corporation and Concord EFS, Inc. in connection with the merger. Information about the directors and executive officers of First Data Corporation and their ownership of First Data Corporation stock is set forth in the proxy statement for First Data Corporation's 2002 annual meeting of stockholders. Information about the directors and executive officers of Concord EFS, Inc. and their ownership of Concord EFS, Inc. stock is set forth in the proxy statement for Concord EFS, Inc.'s 2002 annual meeting of stockholders. Bond Isaacson, who became Co-Chief Executive Officer of Concord in 2002, holds approximately 400,000 Concord stock options. Employment and compensation agreements of certain potential participants, including change of control arrangements, are filed as exhibits to the Concord Form 10-K filed March 27, 2003. Executive officers of Concord may participate in a retention bonus program that would pay bonuses in connection with the merger. Investors may obtain additional information regarding the interests of the participants by reading the joint proxy statement/prospectus when its becomes available.

             "THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL OF
                  FIRST DATA CORPORATION AND CONCORD EFS, INC.
                          ON WEDNESDAY, APRIL 2, 2003"


With respect to non-GAAP financial information provided on this conference call, First Data will provide a reconciliation to the GAAP financial numbers in the investor section on First Data's website.

THE OPERATOR:

Good morning and thank you for standing by. All participants will be able to listen only until the question-and-answer session of today's conference. This conference is being recorded. If you have any objections, you may disconnect at this time. I would like to introduce the host for today's conference, Mr. David Banks.

COMPANY REPRESENTATIVE - DAVID BANKS:

Welcome, everyone. Thank you for joining us this morning. We are here today to provide you some details about the transaction we announced this morning involving the merger between First Data and Concord. With me today are Charlie Fote, Chairman and Chief Executive Officer, and Kim Patmore, Chief Financial Officer. Also joining us today on our call is Dick Kiphart, Chairman of Concord. Today's call is being recorded. Our press release is available on our web site at www.FirstData.com.

I want to remind you that our comments today include forward-looking statements and I ask that you refer to the cautionary information in our fourth-quarter earnings release. All statements made by First Data and Concord officers on this call are the property of First Data and Concord and are subject to copyright protection. Recording, replay or distribution of any transcription of this call is prohibited without the expressed written consent of First Data and Concord.

Information provided on this call is not a solicitation of a proxy from any security holder of First Data Corporation or Concord EFS. First Data and Concord will be filing with the Securities and Exchange Commission a joint proxy statement prospectus to be mailed to security holders and other relevant documents concerning the planned merger of Concord with a subsidiary of First Data Corporation. We urge investors to read the joint proxy statement prospectus and any other relevant documents we filed with the SEC. They will contain important information. Investors will be able to obtain the documents free of charge at the SEC's web site, www.SEC.gov. In addition, documents filed with the SEC by First Data will be available free of charge from First Data Investor Relations.

One final note before I turn it over to Charlie -- I hope by now you've seen the release we issued this morning announcing the transaction. In the attachment to that release, we indicated that First Data `s 2002 EPS was $1.62 as we reported in our fourth-quarter earnings release. Because of some events that occurred subsequent to that release but prior to the filing of the 10-K, we took about a $13 million charge, equating to one cent of EPS impact for the year, primarily related to the bankruptcy of one of our card issuing customers. Therefore, our reported EPS for 2002, as indicated in the 10-K, was actually $1.61. Our recurring EPS remained at $1.66 for last year, even with these additional charges. I'll now turn the call over to Charlie, who will provide some highlights, and then open it up to your questions.

Charlie? Operator, I think we have temporarily lost the speaker line that Charlie was on, so bear with us for just a second, please.

THE OPERATOR:

One moment.

COMPANY REPRESENTATIVE:

Please bear with us; we're having some difficulties.

THE OPERATOR:

Mr. Fote's line has disconnected. One moment, please.

COMPANY REPRESENTATIVE - DAVID BANKS:

Hello? Operator? Was that a line coming in there?

THE OPERATOR:

One moment -- please stand by. Please stand by. Charles Fote is joining. Please standby for Mr. Fote.

COMPANY REPRESENTATIVE - DAVID BANKS:

Charlie?

MR. CHARLES FOTE:

I don't know if we are live or what.

COMPANY REPRESENTATIVE - DAVID BANKS:

I believe we are live. Operator, are we live?

THE OPERATOR:

Yes, sir.

COMPANY REPRESENTATIVE - DAVID BANKS:

Charlie, was it something that I said? I finished my intro, so I'm throwing it to you.

MR. CHARLIE FOTE:

Let me tell you what I think happened. I think there were 1200 call-ins, so at the end of this call, people can apply for a Star Card by just pressing one.

COMPANY REPRESENTATIVE - DAVID BANKS:

All right.

MR. CHARLIE FOTE:

David, I assume you are done with all the introductions. We couldn't hear you at all.

COMPANY REPRESENTATIVE:

I have finished the introductions. I was going to go over it again, but I figured people wouldn't enjoy it.

MR. CHARLIE FOTE:

Good morning, everyone. Exciting news today, and I know you've seen the announcement on the pending acquisition of Concord EFS. I know that many of you have been asking about this potential opportunity over the past several months and as it turns out, most rumors are true. I'm sure we'll raise some questions for you, so today, we will spend some time with one of our partners here, then I will open it up for questions. I'll be brief in my remarks and then I'll ask Dick Kiphart from Concord EFS, the Chairman of Concord EFS, to make some opening remarks. Then we will, as I said turn it to questions.

So here's the deal -- the exchange rate of .40 First Data shares for every share of Concord - last night closed at $13.87 for each Concord share -- a $7 billion transaction tax-free, a break-up fee of $210 million. We anticipate to close the transaction the third or fourth quarter this year. It's all stock, and I will comment a little further on that a little later here. Upon completion, the new combination of both companies will create the world's premier electronic transactions company for a point-of-sale capture in all types of electronic transactions. The acquisition will strengthen First Data's position, as we enable merchants and their customers to complete financial transactions conveniently and securely at millions of point-of-sale transactions around the world -- sales locations around the world. The combined entities bring significant enterprise capabilities to the table with great scale, brands and for sure the best people in the industry. The transaction represents a significant step in developing an open and flexible electronic payment infrastructure that will foster competition to the benefit of consumers, merchants and banks. Assessing our combined depth and scale will provide banks and merchants alike an unprecedented voice in the introduction of new payment offerings to consumers around the world.

From a strategic standpoint, it will add universal authentication for all types of electronic transactions at the point-of-sale and beyond. Let me repeat that -- from a strategic standpoint, it will add universal authentication for all types of electronic transactions at the point-of-sale and beyond. The combination will create increased presence in high-growth markets and will extend and improve the bank-centric strategy that currently serves as the hallmark to First Data.

For the financial institutions, it will add to their integrated suite of outsourced services and our bank-centric strategy will stay in place. For our merchants, we will offer merchants an even broader range of pin-based debit, credit and off-line debit. We will offer merchants integrated suites of services and expand our value added services at all point-of-sale locations, including PCs at home. It will allow us to create cost efficiencies at the same time. Quite simply, this is a good deal for shareholders for both organizations. Adding the resources and capability of Concord, the combined companies will generate over $10 billion in revenue and based on Concord's growth rates, along with First Data's, we will be able to maintain or improve our projected long-term EPS growth rates of 14 to 17 percent. We will have more than 31,000 employees around the world and our combined market capitalization, based on last night's closing prices, will be north of $32 billion.

Also importantly, you know we have talked many times in the past about our continued ability to grow earnings through strong cash generation. Concord will be additive to that strength. They already bring a significant amount of cash at closing and they will generate over $400 million in free cash next year from operating activities. So, this deal further enhances our First Data quality of earnings and for sure, the deal is accretive from a GAAP standpoint in 2005. Strategically, both Concord and First Data see several benefits. First, it strengthens our respective positions as leading payment service enterprises. The deal clearly leverages the strong presence of both First Data and Concord in the online debit space and as I said earlier, all types of transaction debit payment space. It combines the positions of both firms in certain vertical markets, specifically supermarkets, petroleum outlets and QSRs. The combined entity creates an operating platform with a lower-cost base and expands upon the direct settlement capabilities of each entity. But most importantly, the universal authentication of transactions at the point-of-sale is the predominate strategic reason for doing this transaction. Most importantly, it adds to

First Data's largely transaction-based recurring revenue stream with Concord's market strength, products, processes and technologies. As we reminded you on many occasions in the past, both First Data and Concord benefit from the underlying consumer trend for its increased usage of electronic forms of payment, also known from my predecessor as a secular trend.

Some estimates call for electronic payments to make up nearly 50 percent of all payment transactions by the year 2010 and that number, as you know, is about 35 percent today. So here is a quick recap of the deal -- Concord shareholders will receive .40 shares of First Data for each share of Concord. First Data will issue approximately 200 million common shares to Concord. The purchase price is $13.87, based on yesterday's close, with a transaction total of seven billion, including all equity and debt. Upon completion, Concord shareholders will earn about 21 percent of the outstanding shares of First Data. Now, of the $1.2 billion of acquired cash, north of $1 billion will be used to buy back First Data's stock as soon as it is legally allowable. The deal and integration costs are about $400 million and the buyback that I mentioned earlier of over $1 billion is in addition to their authorized buyback that is already on the table that has about $250 million left in the authorization. The deal will be non-dilutive for First Data in the first year and as I said, we expect the combination to generate enhanced cash flow during its first year of consolidated operations a create a strong quality of earnings for the combined companies.

For those of you who keep track of this, non-cash expenses -- non-cash expenses, when you take what Concord had and what we're going to replace it with, will be about $100 million on an annual basis. Both the First Data and Concord Boards approved the deals in yesterday's meeting -- respective Board meetings -- and for sure, as you know, the deal is subject to shareholder approval for both companies, as well as certain regulatory approvals. Now, let me turn it over to Dick Kiphart, who will add just a few words from Concord's viewpoint.

MR. DICK KIPHART:

Thanks, Charlie. We at Concord are very pleased to be a part of this great combination. Today, Concord operates the largest pin-based online debit network in the U.S., driving more than 200,000 ATMs and servicing some 900,000 merchants at the point-of-sale. We offer the strength of proven brand names in the ATM business with STAR and MAC, with broad and significant customer relationships in the point-of-sale business and key vertical markets, particularly in supermarkets and at petroleum outlets. Combined with First Data's presence at three million merchant locations and its connections to 300 million plus cardholders, the combined entity will create an unmatched powerhouse. Concord shareholders will benefit in the following ways -- with the union of First Data and Concord, we will add the processing expertise and scale to the already significant market presence we enjoyed in some of the fastest-growing vertical markets in the industry, including supermarkets, petroleum outlets and quick-service stores; we will enhance our presence in the ATM and network world. The deal represents significant premiums to our closing price yesterday; it's 11 times 2002 EBITDA, 20.5 times 2002 net income and nearly 20 times our 2003 net income.

Finally, one of the most important benefits to Concord will be in helping leverage First Data's significant scale and cash flow to help us win the network bank contacts up for renewal in the next 18 to 24 months. I know the uncertainty of these contract renewals have been a source speculation over the last few weeks and months. We think this partnership offers a unique opportunity to better position us to retain these contracts. In the past, I know Charlie has reminded you that First Data is very bank-centric in their approach to the marketplace, both in their card issuing business and particularly through their merchant bank alliance partners. We think these relationships, coupled with First Data's strong cash flows and ours, will put us in a more competitive position to renew these contracts in the coming months. Renewals of those contracts are critical to the long-term strength of Concord. I know they are important to First Data. Together, we think choosing the First Data/Concord combination will become obvious to our bank clients as they work through the decision-making process. In short, I would echo Charlie's comments at the beginning of the call -- this new combination will create THE premier payment services company in the world. It will add our significant presence to First Data's leadership position to bring benefits to banks, merchants and consumers across the globe. I will turn it back to Charlie.

MR. CHARLIE FOTE:

One more item before we open it up for questions. As I said before, we will do transactions of any size when they fit into our core competencies. For sure, make no mistake about it, every part of the Concord company that we are acquiring, touches -- in some macro way -- operations and applications of the current First Data. So before we open it up, David, I'd like to welcome all the employees from Concord that are on the call, and I'm looking forward to meeting each and every one of you in the near future. So with that, David?

COMPANY REPRESENTATIVE - DAVID BANKS:

Thanks, Charlie. Operator, let's go ahead and open it up to questions.

THE OPERATOR:

Thank you. At this time, we're ready to begin the question and answer session. (OPERATOR GIVES CALLER INSTRUCTIONS.) Greg Gould of Goldman, Sachs, you may ask your question.

THE CALLER:

Charlie, you mentioned -- or it was in the press release -- that the cost savings could be about $230 million. Could you give us a rough breakdown of how that could be -- what sources?

MR. CHARLIE FOTE:

If you take the combined entities, you're talking just in the point-of-sale segment and the issuing segment, which is -- you know, you have the network here -- if you just wanted to try to lay them up next to each other -- you take the network side, lay it against our card business and you take the point-of-sale side and you lay it up against our merchant business, you're talking of combined expenses of over $6 billion. So you're talking less than -- around four percent to come up with $240 million, obviously. So, from that standpoint, the cost savings certainly are in line with what we think we can do.

THE CALLER:

Does that six billion include the gross or the pass through interchange that Concord reports?

MR. CHARLES FOTE:

No, that's the way First Data records its numbers. Because we are I believe the expense side, and that's not including the expenses, okay?

THE CALLER:

Okay. One other question on NYCE -- how would you envision STAR and NYCE in a post-acquisition world?

MR. CHARLIE FOTE:

I think it's a very powerful combined network that brings to the marketplace alternatives that are grossly needed in the marketplace.

THE CALLER:

Would STAR be integrated fully into -- sorry, NYCE be integrated fully into STAR, and the NYCE brand dropped?

MR. CHARLIE FOTE:

Listen, you have concentrated networks around the world. We are very bank-centric here, Greg, so that's probably too early to call but from an expense standpoint, other than some marketing expenses, I think we get the efficiencies and the economies, from a back room standpoint, as if the two companies were running together.

THE CALLER:

One last question -- management of Concord -- are there any agreements in-place for retention?

MR. CHARLIE FOTE:

Absolutely. We wouldn't have done the deal unless we've got the agreements in-place.

THE CALLER:

Can you elaborate on which ones?

MR. CHARLES FOTE:

Which agreements?

THE CALLER:

Which people does it involve?

MR. CHARLIE FOTE:

Listen, we will take that at another meeting, but for all the top players we have agreements in-place, every one of them.

THE CALLER:

Thank you.

THE OPERATOR:

Jim Kissane of Bear Stearns.

THE CALLER:

Charlie, I can see that you have a lot more leverage than Concord in negotiating with the STAR Banks, but isn't one of the biggest strategic problems the fact that the banks seem to be pushing off-line debit much more aggressively than pin-based debit, just given the economics at the point-of-sale?

MR. CHARLIE FOTE:

Let's talk about that. That's why I said the strategy is universal authentication of all type transactions at point-of-sale (indiscernible due to multiple speakers). That's what I'm going to do here. Then you'll have to ask me if I really got it out in English when I'm done here. Just think of this -- when you can electronically sign anything, including transactions from your home PC, it's kind of a secret code you sign with, so the transaction has a pretty good chance of sticking closer to 100 percent of the time than in off-line signature-based mode, okay? So, if you think about the attributes that are brought to the point-of-sale, they are tremendous. What's going to happen at the point-of-sale over time? I believe every transaction is going to be signed electronically. The consumer will pay for the type of account they want through their issuer.

So, I like to use American Express as an example because they have Personal Card, Gold Card, Platinum Card and Black Card. You paid different rates for those cards; you pay different membership fees. At the point-of-sale, you decide which plastic you are going to use, based on the demographics or the type of consumer you are. When you electronically authenticate the transaction, you just identified yourself as who you are and the verification happens against some database that says, Jim Kissane is Jim Kissane. The difference that you pay for your card -- your card type, or your account type -- is based on what you want to do. You might want to pay $50 a year and get two miles for every dollar you spend, and then you might spend $100 a year on your card and get four miles for every dollar you spend. Well, the point-of-sale shouldn't differentiate what type of customer you are. So, we believe the backroom on the account relationship with a consumer will be the application of the point-of-sale and every transaction will be authenticated at the point-of-sale from your home PC. So, this is a big deal from that standpoint.

THE CALLER:

As you talked to Wells Fargo, Chase, Bank One, I mean, do you have sign in? How quickly can we see the STAR Banks renewed?

MR. CHARLIE FOTE:

You'll see that over time. You put me on the spot on that because the contracts expire at STAR over a long period of time. There are over 3000 -- (technical difficulty) -- 6200 banks that belong to the network, Jim, and most of the large ones expire in 2004 -- at the end of 2004, okay? So, we will keep you posted.

THE CALLER:

Just one last question, not to take up too much time -- are you essentially creating an alternative network that creates more competition, relative to MasterCard and Visa, for the banks and the merchants?

MR. CHARLIE FOTE:

For sure, this network and the combined networks as we put them together is very competitive.

THE CALLER:

Thank you.

THE OPERATOR:

Greg Gieber of A.G. Edwards.

THE CALLER:

I'd like to follow up a little bit on Jim's questions there. Have you addressed the antitrust issues that might be involved? Obviously, I think what we are trying to say is that on the network side, you create a new alternative to the MasterCard Visa thing and that should not be a problem, but on the merchant-acquiring side, the two of you together become about a 50 percent player. How do you propose presenting this transaction to the Department of Justice? Will you possibly take any of the Concord assets and (indiscernible) on the merchant side and distribute them to your current alliances?

MR. CHARLIE FOTE:

I don't want to negotiate the Department of Justice deal here on this call, but let me just say this -- for us to do this transaction from both sides, we feel pretty good about the antitrust issue.

THE CALLER:

Okay. How about -- would you transfer any of Concord assets on the merchant side to the alliances (technical difficulty) time?

MR. CHARLIE FOTE:

I don't want to comment on the long-term plan, but I will make this behavioral comment -- the last time we did a transaction like this, we purchased merchant contracts from Wells Carson, who had previously purchased the Citibank merchant portfolio. We also purchased merchant contracts when we did the FFMC transaction, First Financial Management, back in 1995. Subsequent to those transactions, we created the alliances.

THE CALLER:

Thank you.

THE OPERATOR:

David Togut of Morgan Stanley.

THE CALLER:

Charlie, can you hear me?

MR. CHARLES FOTE:

Yes, David.

THE CALLER:

Yes, I just got off a plane. I apologize if you addressed this earlier. If you haven't already, could you perhaps talk a little bit about the due diligence process? Describe how long it went on, the process you went through on the STAR Bank annual discussions? Are there any contingencies in the purchase price based on the success of the STAR member bank renewals?

MR. CHARLIE FOTE:

Let me start with the last one -- the last issue. In our model and in our deal, we've taken into consideration many one-time financial events. Okay, so let me leave that there. From a due diligence standpoint, we had -- in this transaction, we had a whole group of internal people, probably over 200 on the internal team, that touched the due diligence. But externally, we had two of everybody and in some cases three. So we had two bankers, two asset evaluators, three law firms and that went on -- and two accounting firms. So from a due diligence standpoint, we drilled deep on it internally and we also looked at it very hard from an outside standpoint. So, that was the due diligence process and due diligence colleagues that were on the team. Did I leave out -- did you ask me one other thing, or are you going to ask me one other thing?

COMPANY REPRESENTATIVE - DAVID BANKS:

Charlie, I think he also asked about the STAR Bank renewals, which you may already have touched on in a previous answer.

MR. CHARLIE FOTE:

David, we have the waterfall schedule, we know who they are and we are working hard to get the business. I think we lost David.

COMPANY REPRESENTATIVE- DAVID BANKS:

Go ahead, operator -- next caller.

THE OPERATOR:

Bryan Keane.

THE CALLER:

My first question is just on the thought process around doing an all-stock deal. Did you think about doing some cash in the deal, and why all stock?

MR. CHARLIE FOTE:

That's how we negotiate a transaction. But all the extra cash that is in the deal, Bryan, we're going to buy back our own stock.

THE CALLER:

$1 billion?

MR. CHARLIE FOTE:

They are going to bring about 1.4 billion across, and we have about -- our authorized stock buyback internally is about 350 million, so just as it exists today, we had a buyback program that's closer to north of 1.5 billion, for sure.

THE CALLER:

Let me also ask on the STAR Bank question a little different angle -- have you had any discussions yet with any of the major STAR Banks about a possible NYCE/STAR alliance?

MR. CHARLIE FOTE:

We've had discussions with STAR Banks about coming over to NYCE, so we're going to compete like a son of a gun until this thing closes, okay? Let me elaborate on the first question. In addition to the combination of results here and the significant de-leveraging of the SEC balance sheet, this is going to give us a lot of flexibility on debt capacity, going forward too, Bryan.


THE CALLER:

Just finally, maybe on the STAR Banks, are you more prone to do kind of a JV relationship similar to NYCE, or will you consider cap payments, upfront cost to win back some of that business?

MR. CHARLIE FOTE:

Bryan, we're very bank-centric. I think you'll see a combination of some upfront payments, some sharing in revenue like our RSA -- our revenue sharing alliances. I think you'll see a combination of different ways, three different ways of doing business -- RSA's, which is revenue share, profit share, which is ownership, and then just straight-out cash bonuses.

THE CALLER:

Do you think the Wal-Mart retailer lawsuit will have any effect on the negotiations, the outcome of that?

MR. CHARLIE FOTE:

All I can tell you is I think it is upside for this transaction. I think that type of activity is only good for First Data.

THE CALLER:

Thank you.

THE OPERATOR:

Adam Frisch of UBS Warburg.

THE CALLER:

Charlie, I just want to clarify some of your comments before. When you say the entity is bank friendly, going forward, can we assume, then, that whatever the surviving EFT network is, whether it be STAR or NYCE or both or whatever, that interchange power will be with the banks -- whatever that network might be?

MR. CHARLES FOTE:

Wait a minute. The interchange -- you mean, are we going to have our own interchange rates and so on?

THE CALLER:

I guess Concord controls the interchange rate; your banks control the interchange on NYCE. The surviving entity, going forward -- will the banks have control of interchange, going forward, whatever the entity is called, going forward?

MR. CHARLIE FOTE:

For a whole bunch of reasons, I don't want to comment on that, but we will be bank-centric there too.

THE CALLER:

Okay.

MR. CHARLES FOTE:

Don't make the assumption one way or the other. I mean, we will let the banks work with us there.

THE CALLER:

How does this transaction position you more favorably at the point-of-sale, in terms of routing order? Does the leverage with the network with your other merchant services or card issuing services enable some kind of bundled pricing that would position you more favorably to the merchants at the point-of-sale because you would be able to offer a lower-cost alternative to the merchants?

MR. CHARLIE FOTE:

I don't want to comment on -- I hate the term bundled pricing, but let me just say this -- we have a significant number of point-of-sale devices that we can add this type of branding to in a very economical way and do it very quickly. Okay?

THE CALLER:

I think I got what you mean there.

MR. CHARLIE FOTE:

That means we have a lot of merchants that we can add online or authentication capabilities to very quickly.

THE CALLER:

Okay, I got it. In terms of the impact of this transaction on your merchant service payment processing, I think that's kind of obvious -- but two areas which may not be as obvious I guess is First Data NET. I don't know if prior questions kind of touched on that. What do you see the impact of this transaction on First Data NET first of all? Second of all, does this transaction potentially cover your plank, so to speak, on future threats to Western Union in terms of ATM/money transfers and things like that?

MR. CHARLIE FOTE:

The ATM/money transfers -- I talked about it before -- we are doing seven transactions a year and we are able to -- we have products that do it today. That business is the distribution network right now and 300 million we are spending on advertising and the 155,000 human locations. Now, just in case, we have ATM capability; we have point-of-sale capability for Western Union transactions; we have PC capability from home and so on. But right now, that's what the business is, so if one thinks that our ATM network will take over the Western Union business -- (technical difficulty) -- this gives us some transaction in replacing that business with ATMs. Having said that, that was a very -- we didn't even talk about that in doing this transaction.

From a bank-centric standpoint, I don't know -- we will deal with merchants directly, we will deal with banks directly and we'll deal with consumers directly. So, you have the associations and then you have First Data and you have STAR brands and the NYCE brand and so on, so we will be all over the front here with different product offerings.

THE CALLER:

Can you comment specifically on the impact of FirstData NET or would you rather leave that alone?

MR. CHARLIE FOTE:

FirstData NET -- and I think you're talking about the litigation that has come up -- but not being that direct. That litigation -- you know, First Data Net hasn't been calculated in our financials, the benefit of First Data Net. Any projections we've given you -- we will probably have -- the next round of STAR contracts will probably expire by the time that thing goes to court, so First Data NET as far as the VISA lawsuit goes, the litigation is different than STAR being accepted at merchants and going to STAR Banks. It's a different application, right?

THE CALLER:

Right.

MR. CHARLES FOTE:

Okay, so this will not affect us in the First Data Net environment, other than we will be doing transactions that move from point A to point B in a very efficient way. That's what First Data Net was all about.

THE CALLER:

The last question -- on universal authorization, just to follow up on Jim's question -- were you implying that in the future, it might be possible to do a credit card transaction with a pin?

MR. CHARLIE FOTE:

Absolutely. You have that going on around the world in some of the countries today, so you are doing electronic authorization at the point-of-sale. I mean, that transaction moves quickly, settles quickly and has very little chance of being bounced because it's not the right person.

THE CALLER:

Thanks, Charlie.

THE OPERATOR:

Karen Young (phonetic) of Allstate.

THE CALLER:

Could you talk a little bit about the integration plan? What specifically you will be doing on the merchant at the Network side of the business? Secondly, the 400 million in cost associated with the transaction -- could you break out what that is? It strikes me as high on a $7 billion deal. Thanks. Also, the last thing -- taxes -- what do you think the combined tax rate will be for the Company as well?

MR. CHARLIE FOTE:

Okay. Let me go through the onetimers for (inaudible). (indiscernible due to multiple speakers). Why don't you do integration and I will go through the onetime?

COMPANY REPRESENTATIVE:

Okay, on the integration plan, we do have a plan identified already to go in across the board, from datacenter to technology to platforms to facility to people and of course, we will be working on that over the next several months prior to closing to make sure we have a very clear integration plan. On a combined tax rate, of course, I think you can see, going forward, the tax rate we've had -- you'd have to just take our blended tax rate and what you've seen on what Concord has disclosed in the past.

THE CALLER:

Okay.

COMPANY REPRESENTATIVE:

Okay. On the combined, the 400 million of cost -- we do believe we will have some integration cost, obviously, related to platforms and systems. Then in addition to that, that also includes all of the deal cost, which at this point in time are estimated to be about 100 million.

THE CALLER:

Okay. Is there any way that (indiscernible) -- because of what you're doing on the First Data side, that you can lower the tax rate that Concord was paying?

COMPANY REPRESENTATIVE:

We will certainly look at all of those opportunities, as we always would. We will take a harder look and we will go more in-depth during this integration plan period. In addition, keep in mind what Charlie said about the 100 million of additional, non-cash amortization that's based on $1.5 billion estimate of intangibles.

THE CALLER:

Okay, thank you. Just one last thing -- who is going to be doing what, from a management perspective?

MR. CHARLIE FOTE:

That's for a later conversation.

THE CALLER:

Okay. Do you know when you will have -- when you will be able to talk about that?

MR. CHARLIE FOTE:

Let me tell you what our plan is here. Don't hold me to this, because everything is moving online here, no pun intended, online versus off-line. We have a conference coming up for our payment company May 8th in New York. Remember, we broke -- I don't know if you remember, we said we would have different conferences for different segments. Based on where we are in the proxy filing and so on, we will probably have -- try to have a meeting with these folks in New York some time around May 8th, okay?

THE CALLER:

Thank you.

THE OPERATOR:

Aaron Scuaff (phonetic) of HSBC.

THE CALLER:

If I heard you right, I thought you said nondilutive in the first year. I'm just trying to figure out -- you're talking about cost-saving on an annualized basis of 230 million by 2005. Am I to assume that there's no cost savings up until then? If that is the case, does that mean that it is nondilutive in calendar '03, calendar '04? If not, is it accretive in any period between today and the end of `04?

MR. CHARLIE FOTE:

Call it neutral, accretive, accretive, and forever accretive.

THE CALLER:

So neutral calendar '03, accretive calendar '04, accretive calendar '05, if I heard you right?

COMPANY REPRESENTATIVE:

We said beginning in '05, we will be accretive, so if you read the (indiscernible due to multiple speakers).

MR. CHARLES FOTE:

From a GAAP standpoint.

THE CALLER:

Okay, so neutral calendar '04?

MR. CHARLIE FOTE:

(Indiscernible) so yes.

THE CALLER:

I appreciate the guidance.

THE OPERATOR:

Jeff Baker.

THE CALLER:

Other than the obvious on the STAR/MoneyGram relationship and (indiscernible) Wal-Mart, can you give us a little insight into that? Have you talked with Wal-Mart, etc.?

MR. CHARLIE FOTE:

Well, that was a -- was that a (indiscernible) or are you talking about MoneyGram being on those kiosks?

THE CALLER:

I'm talking about MoneyGram being on those kiosks.

MR. CHARLIE FOTE:

Listen, the Western Union product on kiosk, I won't comment on the MoneyGram one, but on the Western Union one, it just doesn't have a lot of traction.

So, we are doing check cashing on kiosk with third-party vendors, we're doing money transfers on kiosk directly from a First Data code standpoint. And our partner in the gaming business, as you might recall -- Global Cash Access -- runs ATMs that have Western Union and money transfer capability on them today at. So, we will solve for sure the MoneyGram issue, but more importantly than that, I think we need to understand that the money transfers at ATMs or kiosks, let me call them supercharged ATMs -- not a big deal right now from a revenue and profit standpoint.

THE CALLER:

Okay, and then, if I heard you correctly, just to clarify, the -- call them the cap payments that you're planning on, or potentially having to make to re-sign the STAR member banks -- is, in the 2004 guidance of neutral and that's why we're seeing a neutral transaction here, essentially?


MR. CHARLIE FOTE:

Listen, the accounting -- let's just tell you (indiscernible) we've taken account for the three ways that we will participate with the re-ups. One is upfront payments, one is the RSAs and one might be part ownership. So those would be the three methods of incentifying or doing deals with STAR member banks (indiscernible).

THE CALLER:

You would get to expense all those in `04, correct?

MR. CHARLIE FOTE:

Depending on how the transaction was treated. We have a part owner, who is the shared ownership, right? Just assume that we've taken into consideration -- based on what we know and we got pretty deep in due diligence -- based on what we know how the three different types of compensation would fall out, okay?

THE CALLER:

Okay. Then the last question on the Wal-Mart/Visa lawsuit -- obviously the judge ruled yesterday. What is your thoughts? Does it settle before? Does it go to court? Does it settle during? Can you talk about that?

MR. CHARLIE FOTE:

I haven't been good at (indiscernible) on any of those the last five years, why would I try to guess (indiscernible)?

THE CALLER:

Thank you.

THE OPERATOR:

Dirk Godsey of J.P. Morgan.

THE CALLER:

Congratulations. Just in terms of a couple of extra details here, I just want to be clear on some of these things. Other than the .40 ratio, are there any caps callers or other kind of resets on that ratio?

MR. CHARLIE FOTE:

No, fixed exchange rate.

THE CALLER:

You mentioned the breakup fee. Any restrictions on sales of stock from former executives and insiders at Concord?

MR. CHARLIE FOTE:

Not unless they were in their current operating agreements, or only if they had them in their current employment agreements before we took over.

THE CALLER:

In terms of getting kind of the proxies, relative to those shares owned by directors and employees of Concord, can you talk at all about the percentage of votes that you've already captured relative to the approval process (indiscernible)? (indiscernible) all those guys already agreed to vote their shares -- I mean, do you have a percentage?

MR. DICK KIPHART:

Yes, we will vote our shares in favor.

THE CALLER:

Overall, just to put a number on that, how much of an approval ratio do you already have on the deal -- going in before the outside shareholders?

COMPANY REPRESENTATIVE:

I really don't know. Don't know.

THE CALLER:

Just last question on the deal -- (indiscernible) can you talk a little bit or describe some of the key milestones required to get this deal over the finish line over the next couple of quarters? You mentioned Q3, Q4. What are some of the key things we need to be looking for in terms of documents coming out, proxies, shareholder votes, etc.?

MR. CHARLIE FOTE:

Hold on one second. I want to try to get some (indiscernible). I'd say (indiscernible) the proxies, 30 to 60 days (inaudible) we've got to file -- then you've got the whole public (indiscernible); you've got the shareholder vote; you've got the SEC issue right before you even get out the first printed documents, so we -- you'll see this deal filed. We've given ourselves some time to close this transaction, okay?

THE CALLER:

Okay, just one last question here in terms of some of the DOJ (phonetic) implications and I understand your desire not to try to negotiate this over this conference call, but just in terms of your perceptions, relative to two of the major businesses, the merchant business and then the debit side of the business, do you have any thoughts, going in, as to how the DOJ is likely to find market shares in those businesses? For example, in the merchant processing business, do you have a perception as to whether or not they treat alliances differently than the non-alliance part of the business?

Then on the debit side, I mean, one could view the market two ways -- the pin-debit market, where you would have two-thirds of that market. On the other hand, if they define it as the total debit market, including signature debit, you'd maybe have only 25 percent of the market, so any thoughts, based on prior transactions or industry experience, how they are likely to treat these issues?

MR. CHARLIE FOTE:

Let me just talk about the alliances for a moment. The alliances compete within First Data as hard as an alliance competes against another company in the merchant business outside of First Data. So, you have alliance A and alliance B going at it. By the way, the attrition rate from alliance A to alliance B are as high, or very close, to the same attrition rates from a guy inside to a company outside. I'm talking about plus or minus -- some are higher and some are lower, so it's -- they are really competing with each other, and that's a very good from a competition standpoint. I will just leave alone. The rest of it, we will see how it plays out.

THE CALLER:

Just one last regulatory related question here -- Concord owns a bank. Does acquiring a bank invite in any additional scrutiny or process that can consume some time here? Are there any implications?

MR. CHARLIE FOTE:

Let me cut you off. The Bank won't be in this deal by the time it closes.

THE CALLER:

Thank you.

THE OPERATOR:

Pat Burton of Salomon Smith Barney.

THE CALLER:

Congratulations, Charlie, and congratulations to you, Dick. A question, Charlie -- from the card issuance standpoint, can you talk about the strategic importance now of being in the card issuance business as it relates to all the new things you can do with the STAR banks and things like that?

MR. CHARLIE FOTE:

I'm still excited about this deal. When they did the Western Union deal, we weren't sure on the values because we had bought it three or four times before we finally bought it. So, when you think of this deal -- and then (indiscernible) opened up a whole bunch of opportunities for us. When you think of this deal, you can now do authentication against the database, (indiscernible) the issuing database, within yourself, right? So, I can verify that Pat Burton is Pat Burton at a point-of-sale when he carries the card (indiscernible) I can get access to the database on the other side. So this brings new opportunities, from an authentication standpoint, and I tell you, they are second to none here. This just comes with all the money we put into the merchant business, all the money we put into the cardholder platform. The assets and the variables (indiscernible) with those assets from transaction flow variables -- it's just unbelievable, so a lot of opportunity here on new markets and doing a transaction -- touching it and charging for it and touching it two times (indiscernible) getting the efficiency of a onetime (inaudible) will help us on some of the transactions. So this really opens up new opportunities for us.

THE CALLER:

To follow up on the legally possible part on the buyback, would that mean the deal has to actually close before you can buy back stock, or do you think it could be sooner than that?

MR. CHARLES FOTE:

We will roll that out over time. You heard what I said (indiscernible) allowable, so we are just going to leave it there, okay?

THE CALLER:

Thank you.

THE OPERATOR:

Brandt Sakakeeny of Deutsche Bank.

THE CALLER:

Good morning. A question for both Dick and Charlie -- I guess I just wanted to push back a little bit on this court case yesterday and the decision by Gleason, who I guess is the judge, which fell pretty much in favor of the merchants. At the margin, I mean, how much do you guys think that's going to really help the bank renewal process, if any?

MR. CHARLIE FOTE:

I'm not sure I understood the question. How does Gleason --?

THE CALLER:

Basically, the judge actually who was reviewing the merchant case -- the suit from the merchants against Visa -- has basically come in favor of the merchants and said, in essence, that the central point of their case -- which was that no rational juror could fail to conclude that both debit and credit were two distinct products and so basically, it looks like -- at this point -- a very big victory for the merchants. How is that going to shape as you see, going forward, the bank renewal process?

MR. CHARLIE FOTE:

I'm not sure I understand the question. The product (indiscernible) what we are going to be doing, going forward, because of what I've communicated. I'm more (indiscernible) transaction from point A to point B. Branding is not as important to us, from a revenue standpoint. Having said that, today we have bank brands accepted at different merchants, right? If you think through the whole process here and you have debit is different than credit and we have different types of transactions (indiscernible) the point-of-sale and the bank branding can be different. So what the judge ruled, versus how we get paid, it just doesn't seem to fit, okay? But that's as deep as I will comment.

THE CALLER:

Okay. Second is, I guess with respect to the potential lawsuits against Concord, vis-a-vis the shareholder lawsuits, was there any indemnification for existing officers in that regard?

MR. CHARLIE FOTE:

You'll see public documents filed there. We will just leave that alone.

THE CALLER:

Thank you.

THE OPERATOR:

Dris Upitis of Credit Suisse First Boston.

THE CALLER:

Thanks. This is Paul (indiscernible) for Dris. Just a couple of quick cleanup question -- is it safe to assume that Concord's results will be accounted for similar to FDC now, as far as interchange?

MR. CHARLIE FOTE:

Absolutely. On an ongoing basis, you will see -- all the pro formas that we're publishing, even before closing, you'll see it the way we do it. (indiscernible due to multiple speakers). You know Concord's figures here. In their last 10-K, they footnoted their interchange.

THE CALLER:

Right. As far as the segments go, is there going to be any change in the way FDC reports its segments? Will the old network business from Concord be broken out separately, or will it just be rolled into merchant?

MR. CHARLIE FOTE:

It's too early to call right now, okay?

THE CALLER:

Thank you.

THE OPERATOR:

Greg Smith of Merrill Lynch.

THE CALLER:

Good morning. Just a quick question -- the share count -- the 200 million shares -- seemed a little bit low. What happens to all the Concord options outstanding?

MR. CHARLIE FOTE:

(Indiscernible) on a share count, okay? It was optioned out; there were all different pricings, so (indiscernible) our 200 million is an approximate number.

THE CALLER:

Okay, but are those options going to (indiscernible) or is there a change of control, or will they carry over and be turned into First Data options?

MR. CHARLIE FOTE:

We want the optionees to work for us, so they will come across. There will be a conversion rate that's the same rate, so they will come across.

THE CALLER:

That explains it. Thank you.

COMPANY REPRESENTATIVE:

Operator, let's take about two more questions here, okay?

THE OPERATOR:

No problem. Robert Dodd (phonetic) of Morgan Keegan.

THE CALLER:

Hi, Charlie. Can you give us two questions -- can you give us any perspective on the number of data centers that you have out there? How many you are going to consolidate? Where you are going to consolidate them? Then secondly, can you give us any idea on how much -- if you are going to dispose of the Concord Bank and some of the settlement fees and settlement revenues that Concord has been getting on that side, can you give any indication of just how big that is in terms of impact?

MR. CHARLIE FOTE:

It can only be -- the last question -- it can only be good. I'll go through that in a minute. The first question -- we probably have 3782 data centers, so we will strategically end up with data centers around the country. Let me give you some examples. In the merchant business, we have (indiscernible), plus we have some dualplex front ends that are different than the Quanta Plex. In the (indiscernible) business, we have primary and backup centers. In the Western Union business, we have primary and backup centers. Concord has primary and backup centers, and in our ATM business -- our debit business -- we have primary and backup centers. I don't know the total number. When we are all done, we're going to shrink them down, okay?

From a settlement standpoint, we are the largest user of the settlement networks today, and we're settling merchant transactions and cardholder transactions through our alliance banks and also directly with the card issuing banks. So, we do not need the bank -- we do not need the Concord EFS Bank to do our transaction movement. So, that will just get us -- scale us (indiscernible) and I think we will pick up some scale on the settlement activities.

THE OPERATOR:

Brad Moore of Putnam Lovell.

THE CALLER:

Most of my questions were answered. A couple of follow-ups -- can you just clarify for me again -- with regard to your 2004 assumption with regard to EPS neutral impact -- what did you assume in terms of cost synergies in calendar `04?

MR. CHARLIE FOTE:

Kim, do you have it?

MS. KIM PATMORE:

We don't want to give the specifics, but we do think we will have about a cost savings by the year 2005 of $230 million. Keep in mind that some of the impact on 2004, of course, is the new intangible that's created. Like I mentioned earlier, that's about $1.5 billion, just to be very clear on that.

COMPANY REPRESENTATIVE:

Remember, it's non-cash.

MS. KIM PATMORE:

It's estimated at this point, obviously.

THE CALLER:

Okay.

COMPANY REPRESENTATIVE:

That's non-cash.

THE CALLER:

Right. Then secondly, I'm curious to understand -- how much overlap is there in the footprint between NYCE and STAR? Just how much of that is redundant? How much capacity is redundant?

MR. CHARLIE FOTE:

I'm not going to -- that scale and these kinds of facts get into what makes you do a deal and how much you pay for a deal and so on, so I don't want to get too deep on that. Let me just tell you, there is a huge overlap in debit from a merchant base and a cardholder base that just make sense, right? You pay your -- just think of debit cards, you pay your local bills with local checking accounts. So, you probably use your debit card at local merchants from a local area -- unlike credit cards, where you have regional merchants with national issuers. In the debit card world, you have regional issuers with regional merchants. So that's all the magic that gets in pricing a deal and re-upping contracts and how much you pay for a transaction or a company like this. So, I'll just leave it as magic for now, okay? You'll learn more about that, I think, after the companies are put together and we talk at ongoing analyst presentations.

THE CALLER:

Okay, last thing -- curious to know -- I think you responded to the question about strategic alternatives with regard to your card issuing business. Can you speak to other businesses? Does this raise the ante with regard to strategic alternatives and what you might consider in terms of the possibilities now that this deal is moving to the forefront?

MR. CHARLIE FOTE:

Let's just say this opens up new product offerings (indiscernible) touch without real heavy investments at First Data, so this is very good for the future of innovation that we bring to the payment industry.

THE CALLER:

Thank you.

COMPANY REPRESENTATIVE:

Thanks. Charlie, before we sign-off, I do want to just emphasize one thing you had mentioned earlier. We do have our payments make-up investor day on May 8, and we will get out detail in the next few days on that. Our earnings announcement is coming up next Thursday, the tenth.

MR. CHARLIE FOTE:

Don't forget to hit star three for your free STAR card. (Laughter). Thanks a lot, everyone. Have a great day. (CONFERENCE CALL CONCLUDED)

                                    ########

     Notice to Investors, Prospective Investors and the Investment Community
           Cautionary Information Regarding Forward-Looking Statements

Statements in this press release regarding the proposed merger of First Data Corporation and Concord EFS, Inc. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow and cost savings), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.

Important factors upon which the forward-looking statements presented in this release are premised include: (a) receipt of regulatory and shareholder approvals without unexpected delays or conditions; (b) timely implementation and execution of merger integration plans; (c) the ability to implement comprehensive plans for asset rationalization; (d) the successful integration of the IT systems and elimination of duplicative overhead and IT costs without unexpected costs or delays; (e) retention of customers and critical employees;
(f) successfully leveraging First Data/Concord's comprehensive product offering to the combined customer base; (g) continued growth at rates approximating recent levels for card-based payment transactions and other product markets; (h) no unanticipated changes in laws, regulations, credit card association rules or other industry standards affecting First Data/Concord's businesses which require significant product redevelopment efforts, reduce the market for or value of its products or render products obsolete; (i) no unanticipated developments relating to previously disclosed lawsuits or similar matters; (j) successful management of any impact from slowing economic conditions or consumer spending; (k) no catastrophic events that could impact First Data/Concord's or its major customer's operating facilities, communication systems and technology or that has a material negative impact on current economic conditions or levels of consumer spending; (l) no material breach of security of any First Data/Concord's systems; and (m) successfully managing the potential both for patent protection and patent liability in the context of rapidly developing legal framework for expansive software patent protection. In addition, the ability of First Data/Concord to achieve the expected revenues, accretion and synergy savings also will be affected by the effects of competition (in particular the response to the proposed transaction in the marketplace), the effects of general economic and other factors beyond the control of First Data/Concord, and other risks and uncertainties described from time to time in First Data/Concord's public filings with United States Securities and Exchange Commission.